--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         GABELLI ASSET MANAGEMENT INC.
  ---------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                     GABELLI ASSET MANAGEMENT INC. (ISSUER)
--------------------------------------------------------------------------------
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

                CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
    ------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   36239Y102
                       ---------------------------------
                     (CUSIP Number of Class of Securities)

                              JAMES E. MCKEE, ESQ.
                 VICE-PRESIDENT, GENERAL COUNSEL AND SECRETARY
                         GABELLI ASSET MANAGEMENT INC.
                   ONE CORPORATE CENTER, RYE, NEW YORK 10580
                           TELEPHONE: (914) 921-5294
             ------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                WITH A COPY TO:
                              RICHARD PRINS, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                  FOUR TIMES SQUARE, NEW YORK, NEW YORK 10036
                           TELEPHONE: (212) 735-3000

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
             TRANSACTION VALUATION*                            AMOUNT OF FILING FEE
-------------------------------------------------------------------------------------------------
                  $25,400,000                                         $2,055
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

---------------

* Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 800,000 shares of Class A common stock, par value $.001 per share, at the maximum tender offer price of $31.75 per share.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.



Amount Previously Paid:                                 Filing Party:
                           ---------------------------                 -----------------------------

Form or Registration No.:  ---------------------------  Date Filed:    -----------------------------


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ] third-party tender offer subject to Rule 14d-1.

     [X] issuer tender offer subject to Rule 13e-4.

     [ ] going-private transaction subject to Rule 13e-3.

     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Tender Offer Statement on Schedule TO is filed by Gabelli Asset Management Inc., a New York corporation, referred to below as Gabelli or the Company, with the Securities and Exchange Commission in connection with its offer to purchase 800,000 shares, or such lesser number of shares as are properly tendered and not properly withdrawn, of its Class A common stock, par value $.001 per share, at prices not greater than $31.75 nor less than $28.00 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. This tender offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase, dated June 5, 2003, and in the related Letter of Transmittal, which, as amended and supplemented from time to time, together constitute the tender offer.

     This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1.  SUMMARY TERM SHEET

     The information set forth in the Offer to Purchase under the caption "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

     (a) Name and Address. The name of the issuer is Gabelli Asset Management Inc., a New York corporation. The Company's principal executive offices are located at One Corporate Center, Rye, New York 10580. The telephone number of the Company is (914) 921-3700. The information set forth in the Offer to Purchase under the caption "Introduction" is incorporated herein by reference.

     (b) Securities. The equity securities that are the subject of the tender offer are shares of Class A common stock, par value $.001 per share. As of June 2, 2003, there were 6,870,322 shares of Class A common stock issued and outstanding and 23,150,000 shares of Class B common stock outstanding. The information set forth in the Offer to Purchase under the caption "Introduction" is incorporated herein by reference.

     (c) Trading Market and Price. The information set forth in the Offer to Purchase under the caption "7. Price Range of Shares; Dividends" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

     (a) Name and Address. Gabelli Asset Management Inc. is the subject company and the filing person. The Company's principal executive offices are located at One Corporate Center, Rye, New York 10580. The telephone number of the Company is (914) 921-3700. The information set forth in the Offer to Purchase under the captions "9. Certain Information Concerning Gabelli" and "10. Interest of Directors, Executive Officers and Certain Other Persons; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION

     (a) Material Terms. The information set forth in the Offer to Purchase under the captions "Introduction"; "1. Number of Shares; Proration";
"3. Procedures For Tendering Shares"; "4. Withdrawal Rights"; "5. Purchase of Shares and Payment of Purchase Price"; "6. Conditions of the Tender Offer"; "13. Certain United States Federal Income Tax Consequences"; "14. Extension of the Tender Offer; Termination; Amendment" and in the Letter of Transmittal is incorporated herein by reference.

     (b) Purchases. The information set forth in the Offer to Purchase under the caption "10. Interest of Directors, Executive Officers and Certain Other Persons; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (e) Agreements involving the subject company's securities. The information set forth in the Offer to Purchase under the caption "10. Interest of Directors, Executive Officers and Certain Other Persons; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

ITEM 6.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a) Purposes. The information set forth in the Offer to Purchase under the caption "2. Purpose of the Tender Offer; Certain Effects of the Tender Offer" is incorporated herein by reference.

     (b) Use of Securities Acquired. The information set forth in the Offer to Purchase under the caption "2. Purpose of the Tender Offer; Certain Effects of the Tender Offer" is incorporated herein by reference.

     (c) Plans. The information set forth in the Offer to Purchase under the captions "2. Purpose of the Tender Offer; Certain Effects of the Tender Offer" and "10. Interest of Directors, Executive Officers and Certain Other Persons; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

     Except as otherwise disclosed in the Offer to Purchase, neither Gabelli nor, to the best of Gabelli's knowledge, any of its affiliates, directors or executive officers has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Gabelli or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of Gabelli or any of its subsidiaries; (3) any material change in Gabelli's present dividend rate or policy, or indebtedness or capitalization; (4) any change in Gabelli's present board of directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board of directors or to change any material term of the employment contract of any executive officer; (5) any other material change in Gabelli's corporate structure or business; (6) any class of our equity securities of Gabelli being delisted from the NYSE; (7) any class of Gabelli's equity securities becoming eligible for termination of registration under
Section 12(g)(4) of the Exchange Act; (8) the suspension of Gabelli's obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of Gabelli or the disposition of securities of Gabelli; or (10) any change in Gabelli's restated certificate of incorporation, amended by-laws or other governing instruments or other actions which could impede the acquisition of control of Gabelli.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) Source of Funds. The information set forth in the Offer to Purchase under the caption "8. Source and Amount of Funds" is incorporated herein by reference.

     (b) Conditions.  Not applicable.

     (d) Borrowed Funds.  Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) Securities Ownership. The information set forth in the Offer to Purchase under the caption "10. Interest of Directors, Executive Officers and Certain Other Persons; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

     (b) Securities Transactions. The information set forth in the Offer to Purchase under the caption "10. Interest of Directors, Executive Officers and Certain Other Persons; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     (a) Solicitation or Recommendation.  Not applicable.

ITEM 10.  FINANCIAL STATEMENTS

     (a) Financial Information. In accordance with Instruction 6 to Item 10 of Schedule TO, summary historical consolidated financial information is contained in the section of the Offer to Purchase captioned "9. Certain Information Concerning Gabelli." The information set forth in the Offer to Purchase under the caption "9. Certain Information Concerning Gabelli" and the financial information included on pages F-3 through F-18 of Gabelli's Annual Report on Form 10-K for the year ended December 31, 2002, and on pages 3 through 13 of Gabelli's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, are incorporated herein by reference. Such reports may be inspected at, and copies obtained from, the same place and in the same manner as set forth in the Offer to Purchase under the caption "9. Certain Information Concerning Gabelli."

     (b) Pro Forma Information. The following pro forma information discloses the effect of the tender offer on the Company's income statement, balance sheet and book value per share. In accordance with Instruction 6 to Item 10 of Schedule TO, summary pro forma consolidated financial information is contained in the section of the Offer to Purchase captioned "9. Certain Information Concerning Gabelli" and is incorporated herein by reference.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

           (IN THOUSANDS, EXCEPT PER SHARE DATA AND FINANCIAL RATIOS)

                                     12 MONTHS ENDED 12/31/2002                3 MONTHS ENDED 3/31/2003
                               --------------------------------------   --------------------------------------
                                            AT MINIMUM    AT MAXIMUM                 AT MINIMUM    AT MAXIMUM
                                            ($28.00 PER   ($31.75 PER                ($28.00 PER   ($31.75 PER
                               HISTORICAL     SHARE)        SHARE)      HISTORICAL     SHARE)        SHARE)
                               ----------   -----------   -----------   ----------   -----------   -----------
INCOME STATEMENT
Revenues:
Investment advisory and
  incentive fees.............   $177,077     $177,077      $177,077      $39,501       $39,501       $39,501
Commission revenue...........     13,883       13,883        13,883        2,420         2,420         2,420
Distribution fees and other
  income.....................     18,999       18,999        18,999        4,132         4,132         4,132
                                --------     --------      --------      -------       -------       -------
Total Revenues...............    209,959      209,959       209,959       46,053        46,053        46,053
                                --------     --------      --------      -------       -------       -------
Expenses:
Compensation costs...........     80,387       80,387        80,387       20,525        20,525        20,525
Management fee...............      9,533        9,499         9,496        1,669         1,664         1,663
Other operating expenses.....     30,377       30,377        30,377        7,519         7,519         7,519
                                --------     --------      --------      -------       -------       -------
Total expenses...............    120,297      120,263       120,260       29,713        29,708        29,707
                                --------     --------      --------      -------       -------       -------
Operating income.............     89,662       89,696        89,699       16,340        16,345        16,346
                                --------     --------      --------      -------       -------       -------
Other income (expense):
Net gain from investments....      1,353        1,353         1,353          434           434           434
Interest and dividend
  income.....................      6,757        6,430         6,386        1,256         1,202         1,195
Interest expense.............    (11,977)     (11,977)      (11,977)      (3,011)       (3,011)       (3,011)
                                --------     --------      --------      -------       -------       -------
Total other income (expense),
  net........................     (3,867)      (4,194)       (4,238)      (1,321)       (1,375)       (1,382)
                                --------     --------      --------      -------       -------       -------
Income before income taxes
  and minority interest......     85,795       85,502        85,461       15,019        14,970        14,964
Income taxes.................     32,259       32,148        32,134        5,647         5,629         5,626
Minority interest............        224          224           224           45            45            45
                                --------     --------      --------      -------       -------       -------
Net income...................   $ 53,312     $ 53,130      $ 53,103      $ 9,327       $ 9,296       $ 9,293
                                ========     ========      ========      =======       =======       =======
Net income per share:
  Basic......................   $   1.77     $   1.81      $   1.81      $  0.31       $  0.32       $  0.32
  Diluted....................   $   1.76     $   1.80      $   1.80      $  0.31       $  0.32       $  0.32
Weighted average shares
  outstanding:
  Basic......................     30,092       29,292        29,292       29,918        29,118        29,118
  Diluted....................     30,302       29,502        29,502       30,031        29,231        29,231
Ratio of earnings to fixed
  charges....................       8.1x         8.1x          8.1x         6.0x          6.0x          6.0x

                                     12 MONTHS ENDED 12/31/2002                3 MONTHS ENDED 3/31/2003
                               --------------------------------------   --------------------------------------
                                            AT MINIMUM    AT MAXIMUM                 AT MINIMUM    AT MAXIMUM
                                            ($28.00 PER   ($31.75 PER                ($28.00 PER   ($31.75 PER
                               HISTORICAL     SHARE)        SHARE)      HISTORICAL     SHARE)        SHARE)
                               ----------   -----------   -----------   ----------   -----------   -----------
BALANCE SHEET
Assets:
Cash and cash equivalents....   $311,430     $288,850      $285,850      $327,099     $304,519      $301,519
Investments in securities....    175,466      175,466       175,466       158,319      158,319       158,319
Investments in partnerships
  and affiliates.............     47,932       47,932        47,932        52,294       52,294        52,294
Receivable from brokers......      4,919        4,919         4,919         2,675        2,675         2,675
Investment advisory fees
  receivable.................     15,603       15,603        15,603        14,400       14,400        14,400
Notes and other receivables
  from affiliates............     10,440       10,440        10,440         9,995        9,995         9,995
Capital lease................      2,446        2,446         2,446         2,384        2,384         2,384
Intangible assets............      4,650        4,650         4,650         4,650        4,650         4,650
Other assets.................      9,845        9,845         9,845        10,036       10,036        10,036
                                --------     --------      --------      --------     --------      --------
Total assets.................   $582,731     $560,151      $557,151      $581,852     $559,272      $556,272
                                ========     ========      ========      ========     ========      ========
Liabilities and stockholders'
  equity:
Payable to brokers...........   $ 17,138     $ 17,138      $ 17,138      $  6,515     $  6,515      $  6,515
Income taxes payable.........      9,196        9,196         9,196         8,457        8,457         8,457
Capital lease obligation.....      3,433        3,433         3,433         3,342        3,342         3,342
Compensation payable.........     18,459       18,459        18,459        20,554       20,554        20,554
Securities sold, not yet
  purchased..................      5,022        5,022         5,022         2,833        2,833         2,833
Accrued expenses and other
  liabilities................     15,583       15,583        15,583        14,142       14,142        14,142
                                --------     --------      --------      --------     --------      --------
Total liabilities............     68,831       68,831        68,831        55,843       55,843        55,843
                                --------     --------      --------      --------     --------      --------
6% convertible note..........    100,000      100,000       100,000       100,000      100,000       100,000
Mandatory convertible
  securities.................     84,545       84,545        84,545        84,163       84,163        84,163
Minority interest............      7,562        7,562         7,562         7,607        7,607         7,607
Stockholders' equity:
Class A common stock, $.001
  par value; 100,000,000
  shares authorized..........          8            8             8             8            8             8
Class B common stock, $.001
  par value; 100,000,000
  shares authorized..........         23           23            23            23           23            23
Additional paid-in-capital...    136,835      136,835       136,835       140,185      140,185       140,185
Retained earnings............    207,561      207,561       207,561       216,888      216,888       216,888
Accumulated comprehensive
  loss.......................       (638)        (638)         (638)         (666)        (666)         (666)
Treasury stock, at cost......    (21,996)    (44,576)      (47,576)       (22,199)    (44,779)      (47,779)
                                --------     --------      --------      --------     --------      --------
Total stockholders' equity...    321,793      299,213       296,213       334,239      311,659       308,659
                                --------     --------      --------      --------     --------      --------
Total liabilities and
  stockholders' equity.......   $582,731     $560,151      $557,151      $581,852     $559,272      $556,272
                                ========     ========      ========      ========     ========      ========
Book value per share.........   $  10.77     $  10.29      $  10.19      $  11.13     $  10.67      $  10.56

ITEM 11.  ADDITIONAL INFORMATION

     (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the captions "10. Interest of Directors, Executive Officers and Certain Other Persons; Transactions and Arrangements Concerning Shares"; "11. Effects of the Tender Offer on the Market for Shares; Registration Under the Exchange Act"; "12. Certain Legal Matters; Regulatory Approvals"; and "13. Certain United States Federal Income Tax Consequences" is incorporated herein by reference.

     (b) Other Material Information. On June 3, 2003, Gabelli issued a press release announcing the approval by its Board of Directors of the tender offer as described above under Item 4 of the Schedule TO, a copy of which is filed as Exhibit (a)(5)(A) to this Schedule TO and is incorporated herein by reference.

     The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

ITEM 12.  EXHIBITS

(a)(1)(A)  Offer to Purchase, dated June 5, 2003
(a)(1)(B)  Letter of Transmittal
(a)(1)(C)  Notice of Guaranteed Delivery
(a)(1)(D)  Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated June 5, 2003
(a)(1)(E)  Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated June 5,
           2003
(a)(1)(F)  Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9
(a)(2)     Not applicable
(a)(3)     Not applicable
(a)(4)     Not applicable
(a)(5)(A)  Press Release, dated June 3, 2003 (incorporated by reference to Exhibit (a)(5) to the Company's Schedule TO, filed with the Securities and Exchange Commission on June 4, 2003)
(a)(5)(B)  Letter to stockholders from the Vice President, General
           Counsel and Secretary of Gabelli Asset Management Inc.,
           dated June 5, 2003
(b)        Not applicable
(d)(1)     Note Purchase Agreement, dated as of August 14, 2001, among
           Gabelli Asset Management Inc., Cascade Investment LLC, Mario
           J. Gabelli, Gabelli Group Capital Partners, Inc., Rye
           Holdings, Inc., and Rye Capital Partners, Inc. (incorporated by reference to Exhibit 1.1 to the Company's Form 10-Q/A for the quarter ended September 30, 2001, filed with the
           Securities and Exchange Commission on November 16, 2001)
(d)(2)     Convertible Promissory Note, dated as of August 14, 2001, of
           Gabelli Asset Management Inc. (incorporated by reference to
           Exhibit 1.2 to the Company's Form 10-Q/A for the quarter
           ended September 30, 2001, filed with the Securities and
           Exchange Commission on November 16, 2001)
(d)(3)     Registration Rights Agreement, dated as of August 14, 2001, between Gabelli Asset Management Inc. and Cascade Investment
           LLC (incorporated by reference to Exhibit 4.1 to the
           Company's Form 10-Q/A for the quarter ended September 30,
           2001, filed with the Securities and Exchange Commission on
           November 16, 2001)
(d)(4)     Purchase Contract Agreement, dated as of February 6, 2002, between Gabelli Asset Management Inc. and The Bank of New
           York, as Purchase Contract Agent (incorporated by reference to Exhibit 4.4 to the Company's Report on Form 8-K dated
           February 8, 2002, filed with the Securities and Exchange
           Commission on February 8, 2002)
(d)(5)     Form of Income PRIDES Certificate (included in Exhibit
           (d)(4)) (incorporated by reference to Exhibit 4.5 to the
           Company's Report on Form 8-K dated February 8, 2002, filed with the Securities and Exchange Commission on February 8,
           2002)

(d)(6)     Form of Growth PRIDES Certificate (included in Exhibit
           (d)(4)) (incorporated by reference to Exhibit 4.6 to the
           Company's Report on Form 8-K dated February 8, 2002, filed with the Securities and Exchange Commission on February 8,
           2002)
(d)(7)     Pledge Agreement, dated as of February 6, 2002, among
           Gabelli Asset Management Inc., JPMorgan Chase Bank, as
           Collateral Agent, and The Bank of New York, as Purchase
           Contract Agent (incorporated by reference to Exhibit 4.7 to the Company's Report on Form 8-K dated February 8, 2002,
           filed with the Securities and Exchange Commission on
           February 8, 2002)
(d)(8)     Remarketing Agreement, dated as of February 6, 2002, among
           Gabelli Asset Management Inc., The Bank of New York, as
           Purchase Contract Agent, and Merrill Lynch & Co., Merrill
           Lynch, Pierce, Fenner & Smith Incorporated, as Remarketing
           Agent (incorporated by reference to Exhibit 4.8 to the
           Company's Report on Form 8-K dated February 8, 2002, filed with the Securities and Exchange Commission on February 8,
           2002)
(d)(9)     Gabelli Asset Management Inc. 1999 Stock Award and Incentive
           Plan (incorporated by reference to Exhibit 10.4 to Amendment
           No. 4 to the Company's Registration Statement on Form S-1
           (File No. 333-51023), filed with the Securities and Exchange
           Commission on February 10, 1999)
(d)(10)    Gabelli Asset Management Inc. 2002 Stock Award and Incentive
           Plan (incorporated by reference to Exhibit A to the
           Company's Proxy Statement on Form 14A, dated April 30, 2002, filed with the Securities and Exchange Commission on April
           30, 2002)
(g)        Not applicable
(h)        Not applicable

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

     Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GABELLI ASSET MANAGEMENT INC.

                                          By:     /s/ ROBERT S. ZUCCARO
                                            ------------------------------------
                                            Name: Robert S. Zuccaro
                                            Title:  Chief Financial Officer

Dated: June 5, 2003

                                 EXHIBIT INDEX

EXHIBIT NUMBER                          DESCRIPTION
--------------                          -----------
(a)(1)(A)       Offer to Purchase, dated June 5, 2003
(a)(1)(B)       Letter of Transmittal
(a)(1)(C)       Notice of Guaranteed Delivery
(a)(1)(D)       Letter to brokers, dealers, commercial banks, trust
                companies and other nominees, dated June 5, 2003
(a)(1)(E)       Letter to clients for use by brokers, dealers, commercial
                banks, trust companies and other nominees, dated June 5,
                2003
(a)(1)(F)       Guidelines for Certification of Taxpayer Identification
                Number on Substitute Form W-9
(a)(2)          Not applicable
(a)(3)          Not applicable
(a)(4)          Not applicable
(a)(5)(A)       Press Release, dated June 3, 2003 (incorporated by reference to Exhibit (a)(5) to the Company's Schedule TO, filed with the Securities and Exchange Commission on June 4, 2003)
(a)(5)(B)       Letter to stockholders from the Vice President, General
                Counsel and Secretary of Gabelli Asset Management Inc.,
                dated June 5, 2003
(b)             Not applicable
(d)(1)          Note Purchase Agreement, dated as of August 14, 2001, among
                Gabelli Asset Management Inc., Cascade Investment LLC, Mario
                J. Gabelli, Gabelli Group Capital Partners, Inc., Rye
                Holdings, Inc., and Rye Capital Partners, Inc. (incorporated by reference to Exhibit 1.1 to the Company's Form 10-Q/A for the quarter ended September 30, 2001, filed with the
                Securities and Exchange Commission on November 16, 2001)
(d)(2)          Convertible Promissory Note, dated as of August 14, 2001, of
                Gabelli Asset Management Inc. (incorporated by reference to
                Exhibit 1.2 to the Company's Form 10-Q/A for the quarter
                ended September 30, 2001, filed with the Securities and
                Exchange Commission on November 16, 2001)
(d)(3)          Registration Rights Agreement, dated as of August 14, 2001, between Gabelli Asset Management Inc. and Cascade Investment
                LLC (incorporated by reference to Exhibit 4.1 to the
                Company's Form 10-Q/A for the quarter ended September 30,
                2001, filed with the Securities and Exchange Commission on
                November 16, 2001)
(d)(4)          Purchase Contract Agreement, dated as of February 6, 2002, between Gabelli Asset Management Inc. and The Bank of New
                York, as Purchase Contract Agent (incorporated by reference to Exhibit 4.4 to the Company's Report on Form 8-K dated
                February 8, 2002, filed with the Securities and Exchange
                Commission on February 8, 2002)
(d)(5)          Form of Income PRIDES Certificate (included in Exhibit
                (d)(4)) (incorporated by reference to Exhibit 4.5 to the
                Company's Report on Form 8-K dated February 8, 2002, filed with the Securities and Exchange Commission on February 8,
                2002)
(d)(6)          Form of Growth PRIDES Certificate (included in Exhibit
                (d)(4)) (incorporated by reference to Exhibit 4.6 to the
                Company's Report on Form 8-K dated February 8, 2002, filed with the Securities and Exchange Commission on February 8,
                2002)
(d)(7)          Pledge Agreement, dated as of February 6, 2002, among
                Gabelli Asset Management Inc., JPMorgan Chase Bank, as
                Collateral Agent, and The Bank of New York, as Purchase
                Contract Agent (incorporated by reference to Exhibit 4.7 to the Company's Report on Form 8-K dated February 8, 2002,
                filed with the Securities and Exchange Commission on
                February 8, 2002)

EXHIBIT NUMBER                          DESCRIPTION
--------------                          -----------
(d)(8)          Remarketing Agreement, dated as of February 6, 2002, among
                Gabelli Asset Management Inc., The Bank of New York, as
                Purchase Contract Agent, and Merrill Lynch & Co., Merrill
                Lynch, Pierce, Fenner & Smith Incorporated, as Remarketing
                Agent (incorporated by reference to Exhibit 4.8 to the
                Company's Report on Form 8-K dated February 8, 2002, filed with the Securities and Exchange Commission on February 8,
                2002)
(d)(9)          Gabelli Asset Management Inc. 1999 Stock Award and Incentive
                Plan (incorporated by reference to Exhibit 10.4 to Amendment
                No. 4 to the Company's Registration Statement on Form S-1
                (File No. 333-51023), filed with the Securities and Exchange
                Commission on February 10, 1999)
(d)(10)         Gabelli Asset Management Inc. 2002 Stock Award and Incentive
                Plan (incorporated by reference to Exhibit A to the
                Company's Proxy Statement on Form 14A, dated April 30, 2002, filed with the Securities and Exchange Commission on April
                30, 2002)
(g)             Not applicable
(h)             Not applicable